Mail Stop 4561

October 2, 2008

Mr. Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, MN 55113

>   **Re: ISA Internationale Inc.**
>   **Form 10-KSB for the year ended September 30, 2007**
>   **Forms 10-QSB for the periods ended December 31, 2007; March 31,**
>   **2008; and June 30, 2008**
>   **File No. 001-16423**

Dear Mr. Brodkorb:

    We have read your supplemental response letter dated September 19, 2008 and
have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2007

Note 7 Extraordinary Gain and Subsequent Events

1. Please tell us how you determined that the return of the 1,250,000 shares of your
    common stock was not a treasury stock transaction subject to the provisions of
    ARB 43, Chapter 1B; APB Opinion No. 6, paragraphs 12 and 13; and APB
    Opinion No. 9, paragraph 28.

2. You state in your response to our prior comment 1 that the return of your common
    stock was a recovery of part of your prior losses and expenses. Please tell us your

basis for this conclusion and tell us how you determined that the settlement was not a rescission of the original purchase transaction.

*****

Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief